Exhibit (a)(b)

OFFICIAL NOTICE
Res. No. B54-79 adopted by
Board of Directors
June 21, 1979

Vice President and Secretary

RESOLUTION RE AUTHORIZATION TO ESTABLISH SEPARATE ACCOUNT NO. 10

WHEREAS, Board Resolution No. B21-69, adopted April 17, 1969, included authority for the establishment of separate accounts for group annuity contractholders (“Contractholders”) to be invested in common stocks, Board Resolution No. B46-70, adopted August 20, 1970, included authority for the establishment of separate accounts for Contractholders to be invested in publicly-issued debt securities, and Board Resolution No. B61-70, adopted November 19, 1970, included authority for the establishment of separate accounts for Contractholders to be invested in debt securities (including direct placements) and mortgages and real estate; and

WHEREAS, to meet the desires of Contractholders and other separate account participants for investment in a balanced fund of debt securities and common stocks, it is deemed necessary to provide for the establishment of new separate accounts with such objective;

NOW, THEREFORE, BE IT

RESOLVED, That the Chief Executive Officer, the Chief Investment Officer, and each of them or any officer to whom such authority is delegated by either of them, is hereby authorized to establish one or more separate accounts for Contractholders and other separate account participants to be invested in both debt securities and common stocks.